FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 31, 2006

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated August 31, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: September 1, 2006	By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

By: /s/ David Sach

	Name:	David Sach
	Title:	Chief Financial Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.
FOR IMMEDIATE RELEASE
August 31, 2006

MILLICOM ACQUIRES COLOMBIA MOVIL

New York and Stockholm – August 31, 2006 - Millicom International Cellular S.A. ("Millicom") (Nasdaq Stock Market: MICC, Stockholmsbörsen: MIC), today announces that it has acquired control of Colombia Movil S.A. E.S.P., the third mobile operator in Colombia, which operates under the Ola brand. Ola today has an estimated 9% market share in a country of over 43 million people.

Millicom is acquiring 21.6 million new shares of Colombia Movil, which represents a 50% plus 1 share controlling stake in the Company, for a consideration of US$125 million. Including this initial equity contribution, Millicom expects to invest a total of approximately $200 million of new equity in Colombia Movil within the next three years. Millicom’s investment will be fully funded by way of new debt in another wholly owned Millicom Latin American subsidiary, so that Millicom will not be drawing down its current Corporate cash reserves for this investment.

As a result of this acquisition, Ola’s founding shareholders, Empresa de Telecomunicaciones de Bogota S.A. E.S.P. and EPM Telecomunicaciones S.A. E.S.P., will retain an interest of 50% minus 1 share minority stake. Millicom will appoint four out of the seven board members and will have day-to-day management control of the business.

Millicom will treat Colombia Movil as a subsidiary and will fully consolidate the subsidiary while taking into account the 50% minus 1 share minority interest as a minority in the profit and loss.

Marc Beuls, President and CEO, commented: “The purchase of Colombia Movil doubles Millicom’s population under license in our highly successful Latin American region. Colombia Movil will be the platform from which Millicom will look to introduce its ‘triple A’ business strategy based on ‘Affordability, Accessibility and Availability’, which has enabled Millicom to compete successfully across Latin America. Having previously managed a successful regional operation in Colombia for 8 years between 1994-2002, we now believe that we can build substantial value in Ola by applying our Latin American skills and experience. Following a successful implementation of our ‘triple A’ strategy, we would expect the business to start contributing to Millicom’s EBITDA during 2007”.

Company Information on Colombia Movil:

Colombia Movil S.A. E.S.P. was established on January 24th, 2003 by two State owned companies Empresa de Telecomunicaciones de Bogota S.A. E.S.P. and Empresas Publicas de Medellin E.S.P., who control the fixed line businesses in their respective cities. It has a 10 year renewable nationwide GSM 1900 MHZ licence. It competes against two other operators controlled by Telefonica and America Movil. When translated into IFRS, Colombia Movil reported revenues of approximately US$130m for the first 6 months of 2006 and subscribers of over 2 million.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has cellular operations and licenses in 17 countries. The Group’s cellular operations have a combined population under license of approximately 433 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:
Marc Beuls	Telephone:	+352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

David Sach	Telephone:	+352 27 759 327
Chief Financial Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+44 20 7321 5022
Investor Relations

Visit our web site at: www.millicom.com